FORM 18-K/A

Amendment No. 3

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ITALY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED*

(As of close of the fiscal year)

Title of Issues	Amounts as to which registration is effective	Names of exchanges on which registered
N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE CLAUDIO BISOGNIERO

Italian Ambassador to the United States

3000 Whitehaven Street, N.W.

Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

MICHAEL S. IMMORDINO

White & Case LLP

5 Old Broad Street

London EC2N 1DW

United Kingdom

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements. The Republic of Italy is filing this amendment on Form 18-K/A (the “Amendment”) to its Annual Report for the year ended December 31, 2011 voluntarily.

TABLE OF CONTENTS

This Amendment to the annual report of the Republic of Italy on Form 18-K for the year ended December 31, 2011 comprises:

(a)	Pages numbered (i) to (iii) consecutively.

(b)	The following exhibits:

Exhibit 1 Recent Developments Update, dated April 30, 2013 and prepared by the Italian Ministry of Economy and Finance

This Amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 3 to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy on the 30th day of April 2013.

REPUBLIC OF ITALY

By:	/s/ Dott.ssa Maria Cannata
Name:	Dott.ssa Maria Cannata
Title:	Director General – Treasury Department – Directorate II Ministry of Economy and Finance

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